OMB APPROVAL
                                                  OMB Number: 3235-0145
                                                  Expires: October 31, 2002
                                                  Estimated average burden
                                                  hours per response...14.9

                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. __)*




                    BIG EQUIPMENT SERVICES, INC.
                  --------------------------------
                         (Name of Issuer)

                    Common Stock, $0.001 par value
                  ----------------------------------
                  (Title of Class of Securities)

                             089147102
                           -------------
                          (CUSIP Number)

                            Garth Rolfe
                         4695 North Avenue
                        Oceanside, CA 92056
                          (760) 726-3996
                     ------------------------
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        February 15, 2002
                     -----------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]




PAGE-1-




CUSIP No.      089147102
__________________________________________________________________________

          1.  Names of Reporting Persons. I.R.S. Identification
Nos. of above persons  (entities only).

                            Garth Rolfe
                         -----------------


     2.  Check the Appropriate Box if a Member of a Group (See
Instructions)

          (a)            n/a
              ------------------------------
          (b)            n/a
              ------------------------------
__________________________________________________________________________

          3.  SEC Use Only
__________________________________________________________________________

     4.  Source of Funds (See Instructions)       PF
                                             ------------------
__________________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
       to Items 2(d) or 2(e)
__________________________________________________________________________

     6.  Citizenship or Place of Organization     United States
                                               ---------------------
__________________________________________________________________________

Number of      7.  Sole Voting Power         2,000,000
Shares       _____________________________________________________________
Beneficially   8.  Shared Voting Power          -0-
Owned by     _____________________________________________________________
Each           9.  Sole Dispositive Power    2,000,000
Reporting    _____________________________________________________________
Person With   10.  Shared Dispositive Power     -0-
__________________________________________________________________________

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                              2,000,000
                           ---------------
__________________________________________________________________________

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
__________________________________________________________________________

      13.  Percent of Class Represented by Amount in Row (11)
                                  34.27%
                              --------------
__________________________________________________________________________
__________________________________________________________________________

      14.  Type of Reporting Person (See Instructions)        IN
                                                         --------------




PAGE-2-




Item 1.   Security and Issuer.

     Common Stock, $0.001 par value
     Big Equipment Services, Inc.
     4695 North Avenue
     Oceanside, CA 92056


Item 2.  Identity and Background.

     (a)  Garth Rolfe

     (b)  4695 North Avenue
          Oceanside, CA 92056

     (c)  Director and Chief Financial Officer of Big Equipment
          Services, Inc.

     (d) During the last five years, Mr. Rolfe has not been convicted in a criminal proceeding.

     (e) During the last five years, except as set forth hereinbelow, Mr. Rolfe was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Rolfe is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

     On February 16, 2000, Big Equipment Services, Inc. (the "Company"), issued 2,000,000 shares of the its common stock, $0.001 par value, to Mr. Rolfe in exchange for cash in the amount of $2,000.00. Such transaction, together with a contemporaneous transaction between the Company and Mr. Frank Iannuzzi, which involved an equivalent number of shares and an equivalent amount of consideration, constituted the initial capitalization of the Company by its two founders, Mr. Rolfe and Mr. Iannuzzi.


Item 4.   Purpose of Transaction.

     The acquisition of the securities of the issuer was in connection with the transaction referred to in Item 3, above. The reporting person currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any persons of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

     (i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any other action similar to any of those enumerated above;

     provided that, the reporting person, in his capacity as Director and Chief Financial Officer of the issuer, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the issuer and which action is approved by the Board of Directors of the issuer. Further information concerning the acquisition of the issuer's stock by Mr. Rolfe and the purpose of the transaction  is  contained  in Item  4  of  Part  II  of  the
     Company's Form 10-SB/A, filed with the Securities and Exchange Commission on February 12, 2002, which is hereby incorporated by this reference.




PAGE-3-




Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Rolfe is the record and beneficial owner of 2,000,000 shares of the Company's common stock, which represents 34.27% of all shares of the Company's common stock at this time. Other than set forth herein, Mr. Rolfe has no other interest, either of record or beneficially, in the common stock of the Company.

     (b) Mr. Rolfe has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 2,000,000 shares of the Company's common stock of which he is the record and beneficial. Other than set forth herein, Mr. Rolfe does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Company.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer.

     Not Applicable.


Item 7.   Exhibits.

     None











PAGE-4-




                             SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          January 15, 2003
Date



Signature

/s/ Garth Rolfe
----------------------
Garth Rolfe
Name/Title

















PAGE-5-